Exhibit 99.1

AGENDA AND EXPLANATORY NOTES

FOR THE 2026 ANNUAL GENERAL MEETING OF

SHAREHOLDERS OF JBS N.V.

To be held on Thursday, April 30, 2026 at 10.00 A.M. CEST

in Sheraton Amsterdam Airport Hotel, Schiphol Boulevard 101, 1118 BG Amsterdam, the Netherlands

1-14

AGENDA FOR THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JBS N.V. (“JBS”), TO BE HELD ON APRIL 30, 2026 AT 10.00 A.M. CEST (THE “2026 AGM”)

1.	Opening

2.	Financial year 2025

2a.	Report of the Board on JBS’ financial and non-financial performance for the financial year 2025 (discussion item)

2b.	Policy on additions to reserves and on dividends (discussion item)

2c.	Implementation of the Dutch Corporate Governance Code 2025 (discussion item)

2d.	Adoption of the annual accounts for the financial year 2025 (voting item)

3.	Discharge of the Directors in respect of the performance of their duties during the financial year 2025 (voting item)

4.	Composition of the Board of Directors: Director reappointments

4a.	Reappointment of Mr. Gilberto Tomazoni as Executive Director (voting item)

4b.	Reappointment of Mr. Jeremiah O’Callaghan as Non-Executive Director and as Chairman of the Board (voting item)

4c.	Reappointment of Mr. Wesley Mendonça Batista as Non-Executive Director (voting item)

4d.	Reappointment of Mr. Joesley Mendonça Batista as Non-Executive Director (voting item)

4e.	Reappointment of Ms. Kátia Regina de Abreu Gomes as Non-Executive Director (voting item)

4f.	Reappointment of Mr. Paulo Bernardo Silva as Non-Executive Director (voting item)

4g.	Reappointment of Mr. Carlos Hamilton Vasconcelos Araújo as Non-Executive Director (voting item)

2-14

4h.	Reappointment of Mr. Henrique de Campos Meirelles as Non-Executive Director (voting item)

4i.	Reappointment of Mr. Raul Alfredo Padilla as Non-Executive Director (voting item)

5.	Reappointment of KPMG Accountants N.V. as JBS’ statutory external auditor for the financial year 2026 (voting item)

6.	Authorization of the Board to issue Shares (voting item)

7.	Authorization of the Board to limit or to exclude pre-emptive rights (voting item)

8.	Authorization of the Board to acquire Class A Common Shares (voting item)

9.	Cancellation of Shares (voting item)

10.	Closing

3-14

EXPLANATORY NOTES TO THE AGENDA FOR THE 2026 ANNUAL GENERAL MEETING

1.	Opening

2.	Financial year 2025

2a.	Report of the Board on JBS’ financial and non-financial performance for the financial year 2025 (discussion item)

Presentation by JBS’ board of directors (the “Board”) on the financial and non-financial performance of JBS in the financial year 2025.

The management report prepared by the Board is contained in the Company’s annual report for the financial year 2025 (the “Annual Report 2025”). For further details, please refer to the Annual Report 2025.

2b.	Policy on additions to reserves and on dividends (discussion item)

The Board will explain JBS’ dividend policy.

In accordance with JBS’ articles of association (the “Articles of Association”), the Board has resolved that the profits over the financial year 2025 will be allocated to JBS’ reserves.

As announced on March 25, 2026, the Board approved the payment of dividends from the distributable reserves maintained by JBS of US$ 1 per share, to be paid on June 17, 2026. Shareholders of record as of the close of trading on May 18, 2026, shall be entitled to receive the dividends.

For more information on JBS’ dividends and appropriation of profits, please refer to the Annual Report 2025.

2c.	Implementation of the Dutch Corporate Governance Code 2025 (discussion item)

The Dutch Corporate Governance Code (the “Dutch Code”) provides for recommendations on governance for Dutch listed companies, on a comply or explain basis.

In March 2025, an updated version of the Dutch Code was published (the “2025 Code”). The 2025 Code replaces the Dutch Code published in 2022. The Company is required to first report on its compliance with the 2025 Code in the Annual Report 2025.

The management report, including non-financial information and compliance with the amended Dutch Code, prepared by the Board is contained in the Annual Report 2025. For further details, please refer to the Annual Report 2025.

4-14

2d.	Adoption of the annual accounts for the financial year 2025 (voting item)

It is proposed that the annual accounts for the financial year 2025 and subsequent years are drawn up in English and to adopt the annual accounts for the financial year 2025 as drawn up by the Board.

KPMG Accountants N.V. has audited the annual accounts for the financial year 2025 and has issued an auditor’s report thereon. The auditor is available for questions regarding the audit of the annual accounts for the financial year 2025.

3.	Discharge of the Directors in respect of the performance of their duties during the financial year 2025 (voting item)

It is proposed to grant discharge from all liability to:

(i)	each Executive Director (including any temporary replacements for Executive Directors) of JBS in office in the financial year 2025 in respect of the performance of its duties; and

(ii)	each Non-Executive Director (including any temporary replacements for Non-Executive Directors) of JBS in office in the financial year 2025 in respect of the performance of their duties,

as such performance is apparent from the Annual Report 2025 or other public disclosures prior to the adoption of the annual accounts for the financial year 2025.

4.	Composition of the Board of Directors: Director reappointments

JBS N.V. has a one-tier board of directors. Each director is appointed for a term of one year, which period ends immediately after the annual general meeting held in the calendar year following the year of his or her appointment.

Each of the individuals nominated for (re)appointment below, is nominated for reappointment for a term of one year, ending immediately after the annual general meeting held in 2027.

4a.	Reappointment of Mr. Gilberto Tomazoni as Executive Director (voting item)

Mr. Gilberto Tomazoni, 67 years old, has been a member of the board of directors and Chief Executive Officer of JBS (including its predecessor JBS S.A.) since 2019 and chairman of the Sustainability Committee since 2025 and a member of the Compensation Committee since 2026. Mr. Tomazoni has also been JBS S.A.’s Global Chief Executive Officer since December 2018.

5-14

Mr. Tomazoni has extensive experience in, and knowledge of, the food industry. He worked at Sadia for 27 years, where he started as a trainee and became Sadia’s chief executive officer. He served for three years as vice president of Bunge Alimentos, managing the food and ingredients business, and was also the executive director for their South and Central American business. He joined JBS S.A. as Global President of the poultry business in 2013, and subsequently led the establishment of Seara as its chief executive officer. In 2015, he was named President of JBS’ Global Operations. In 2013, he was named chairman of PPC’s board of directors. He is also a member of the International Advisory Council of Fundação Dom Cabral (FDC). Mr. Tomazoni holds a degree in mechanical engineering from Universidade Federal de Santa Catarina in Santa Catarina, Brazil and a postgraduate degree in management.

The Board, following the recommendation of the Board’s Nominating Committee, has decided to nominate Mr. Tomazoni for reappointment as Executive Director.

On March 25, 2026, Mr. Tomazoni held 5,858,958 Class A Common Shares (including Brazilian Depositary Receipts for Class A Common Shares (“JBS BDRs”)) in the share capital of JBS.

4b.	Reappointment of Mr. Jeremiah O’Callaghan as Non-Executive Director and Chairman of the Board (voting item)

Mr. Jeremiah O’Callaghan, 72 years old, has been Chairman of the board of directors of JBS (including its predecessor JBS S.A.) since October 2017. He also serves as member of the Sustainability Committee since 2025 and member of the Nominating Committee since 2026.

Mr. O’Callaghan holds a degree in civil engineering from the University College Cork in Ireland. Mr. O’Callaghan entered the beef industry in 1983 and joined JBS in 1996 to develop JBS’ international trade. He has more than 30 years of experience in the beef production industry.

The Board, following the recommendation of the Board’s Nominating Committee, has decided to nominate Mr. O’Callaghan for reappointment as Non-Executive Director. The Board has also decided to nominate Mr. Jeremiah O’Callaghan for reappointment as Chairman of the Board.

Mr. O’Callaghan does not qualify as independent in accordance with the Dutch Code and the NYSE rules.

On March 25, 2026, Mr. O’Callaghan held 117,175 Class A Common Shares (including JBS BDRs) in the share capital of JBS.

6-14

4c.	Reappointment of Mr. Wesley Mendonça Batista as Non-Executive Director (voting item)

Mr. Wesley Mendonça Batista, 55 years old, has been a member of the board of directors of JBS (including its predecessor JBS S.A.) since 2012 and serves as chairman of the Nominating Committee and Compensation Committee since 2025.

Mr. W.M. Batista is also a co-controlling shareholder of J&F, one of the largest business groups in Brazil. Mr. W.M. Batista brings more than 35 years of experience in the protein industry and provides extensive operational expertise and business management experience to JBS. Mr. W.M. Batista currently serves as Vice President of the J&F Institute, a non-profit organization that was created 14 years ago to transform businesses into companies committed to educating their communities. Additionally, Mr. W.M. Batista is a member of the board of directors of JBS S.A. and PPC.

The Board, following the recommendation of the Board’s Nominating Committee, has decided to nominate Mr. W.M. Batista for reappointment as Non-Executive Director. Mr. Batista will serve as Vice-Chairman of the Board.

Mr. W.M. Batista does not qualify as independent in accordance with the Dutch Code and the NYSE rules.

On March 25, 2026, Mr. W.M. Batista indirectly held 242,734,515 Class A Common Shares in the share capital of JBS and 294,842,184 Class B Common Shares.

4d.	Reappointment of Mr. Joesley Mendonça Batista as Non-Executive Director (voting item)

Mr. Joesley Mendonça Batista, 54 years old, has been a member of the board of directors of JBS (including its predecessor JBS S.A.) since 2012 and serves as a member of the Compensation Committee and the Nominating Committee since 2025.

Mr. J.M. Batista is a co-controlling shareholder of J&F, one of the largest business groups in Brazil. Mr. J.M. Batista brings more than 35 years of experience in the protein industry, expertise in protein production operations and business management experience to JBS. Mr. J.M. Batista currently serves as President of the J&F Institute, a non-profit organization that was created 14 years ago to transform businesses into companies committed to educating their communities. Additionally, Mr. J.M. Batista is a member of the board of directors of JBS S.A. and PPC.

The Board, following the recommendation of the Board’s Nominating Committee, has decided to nominate Mr. J.M. Batista for reappointment as Non-Executive Director.

7-14

Mr. J.M. Batista does not qualify as independent in accordance with the Dutch Code and the NYSE rules.

On March 25, 2026, Mr. J.M. Batista indirectly held 242,734,515 Class A Common Shares in the share capital of JBS and 294,842,184 Class B Common Shares.

4e.	Reappointment of Ms. Kátia Regina de Abreu Gomes as Non-Executive Director (voting item)

Ms. Kátia Regina de Abreu Gomes, 64 years old, has been a member of the board of directors of JBS (including its predecessor JBS S.A.) since July 2023 and serves as a member of the Sustainability Committee since 2025.

Ms. Gomes was the President of the Foreign Affairs Committee of the Brazilian Federal Senate between 2021 and 2022, Brazilian Federal Senator between 2007 and 2021, Minister of Agriculture, Livestock and Supplying of Brazil between 2015 and 2016, Brazilian Federal Deputy between 2003 and 2007, Substitute Brazilian Federal Deputy between 2000 and 2002, President of the Confederation of Agriculture and Livestock—CNA between 2009 and 2014, President of the Federation of Agriculture and Livestock of the State of Tocantins in 1996 and President of the Rural Union of the Municipality of Gurupi in the State of Tocantins in 1994. In addition, Ms. Gomes participated in several commissions and missions abroad and in Brazil.

The Board, following the recommendation of the Board’s Nominating Committee, has decided to nominate Ms. Gomes for reappointment as Non-Executive Director.

Ms. Gomes qualifies as independent in accordance with the Dutch Code and the NYSE rules.

On March 25, 2026, Ms. Gomes held no shares in the share capital of JBS.

4f.	Reappointment of Mr. Paulo Bernardo Silva as Non-Executive Director (voting item)

Mr. Paulo Bernardo Silva, 74 years old, has been a member of the board of directors of JBS (including its predecessor JBS S.A.) since July 2023 and serves as a member of the Sustainability Committee since 2025.

Mr. Silva was Minister of Communications of Brazil between 2011 and 2014, Minister of Planning, Budget and Management of Brazil between 2005 and 2010, Federal Deputy for the State of Paraná in three terms (1991-1995, 1995-1999 and 2003-2007). Mr. Silva was also a career employee at Banco do Brasil (1975-2015), Secretary of State for Finance for the State of Mato Grosso do Sul (1999-2000) and Municipal Secretary of Finance and Planning for the City of Londrina (2001-2002).

8-14

The Board, following the recommendation of the Board’s Nominating Committee, has decided to nominate Mr. Silva for reappointment as Non-Executive Director.

Mr. Silva qualifies as independent in accordance with the Dutch Code and the NYSE rules.

On March 25, 2026, Mr. Silva held no shares in the share capital of JBS.

4g.	Reappointment of Mr. Carlos Hamilton Vasconcelos Araújo as Non-Executive Director (voting item)

Mr. Carlos Hamilton Vasconcelos Araújo, 61 years old, has been a member of the board of directors of JBS (including its predecessor JBS S.A.) since January 2022 and serves as chairman of the Audit Committee since 2025.

Previously, Mr. Araújo was the chief planning officer of Eldorado Celulose Brasil S.A., chief risk officer for Brasilcap Capitalização, deputy governor at the Brazilian Central Bank, Secretary of Economic Policy of the Ministry of Finance of Brazil, chief operation officer and chief financial officer at Banco do Brasil S.A. and chief executive officer of Cateno Gestão de Contas de Pagamentos. In addition, he has served as a member of the board of directors of UBS BB Services, Banco Votorantim, Cielo, BB Seguridade and Neoenergia. Mr. Araújo holds a degree in engineering, a masters and doctorate in economics from Getulio Vargas Foundation and has recognized experience in corporate accounting matters.

The Board, following the recommendation of the Board’s Nominating Committee, has decided to nominate Mr. Araújo for reappointment as Non-Executive Director.

Mr. Araújo qualifies as independent in accordance with the Dutch Code and the NYSE rules.

On March 25, 2026, Mr. Araújo held 5,000 JBS BDRs in the share capital of JBS.

4h.	Reappointment of Mr. Henrique de Campos Meirelles as Non-Executive Director (voting item)

Mr. Henrique de Campos Meirelles, 80 years old, has been a member of the board of directors of JBS since 2025 and serves as a member of the Audit Committee.

Mr. Meirelles was president of the Brazilian Central Bank from 2003 to 2010 and Brazil’s Minister of Finance from 2016 to 2018. During most of his career he worked for BankBoston, where he was the president of the Brazilian operations from 1984 to 1996. In 1996, he became President and Chief Operating Officer of BankBoston Corporation and in 1999 was named President of Global Banking for FleetBoston Financial. He has served as a member of the board of directors of Best Foods Group, Raytheon Company, Fleet Boston and Azul Brazilian Airlines. Mr. Meirelles earned a bachelor’s degree in engineering from the Universidade de São Paulo and a master’s in business administration from the Universidade Federal do Rio de Janeiro—Coppead. Mr. Meirelles attended the Harvard Business School Advanced Management Program.

9-14

The Board, following the recommendation of the Board’s Nominating Committee, has decided to nominate Mr. Meirelles for reappointment as Non-Executive Director.

Mr. Meirelles qualifies as independent in accordance with the Dutch Code and the NYSE rules.

On March 25, 2026, Mr. Meirelles held no shares in the share capital of JBS.

4i.	Reappointment of Mr. Raul Alfredo Padilla as Non-Executive Director (voting item)

Mr. Raul Alfredo Padilla, 70 years old, has been a member of the board of directors of JBS and serves as a member of the Audit Committee, both since 2025.

Mr. Padilla has been an independent member of the board of directors of PPC since April 2022. He served as president of global operations of Bunge Limited until 2021. Prior to serving as president, Mr. Padilla held several leadership positions with Bunge, including president of Bunge South America, president of Bunge Sugar and Bioenergy, managing director of Bunge Global Agribusiness and chief executive officer of Bunge Product Lines. Mr. Padilla has over 40 years of experience in the oilseed processing and grain handling industries in Argentina, beginning his career with La Plata Cereal in 1977. He has served as president of the Argentine National Oilseed Crushers Association, vice president of the International Association of Seed Crushers and Director of the Buenos Aires Cereal Exchange and the Rosario Futures Exchange. Mr. Padilla is a graduate of the University of Buenos Aires. Mr. Padilla has over 40 years of experience in the agribusiness and food business with global responsibilities.

The Board, following the recommendation of the Board’s Nominating Committee, has decided to nominate Mr. Padilla for reappointment as Non-Executive Director.

Mr. Padilla qualifies as independent in accordance with the Dutch Code and the NYSE rules.

On March 25, 2026, Mr. Padilla held 55,000 Class A Common Shares in the share capital of JBS.

10-14

5.	Reappointment of KPMG Accountants N.V. as JBS’ statutory external auditor for the financial year 2026 (voting item)

The Audit Committee has reviewed the performance of the independent auditor. Based on such review, the Audit Committee has recommended the reappointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2026. The Board concurs with the Audit Committee’s recommendation and submits to the general meeting the proposal to reappoint KPMG Accountants N.V. as JBS’ independent auditor for the financial year 2026.

6.	Authorization of the Board to issue Shares (voting item)

The Board believes it is in JBS’ interest to be able to be flexible and react quickly, if and when deemed appropriate, to circumstances that require the issuance of shares (irrespective of the class).

In accordance with article 7.1 of the Articles of Association, it is proposed to designate the Board as the corporate body authorized to issue shares (irrespective of the class) in JBS’ share capital and to grant rights to subscribe for shares (irrespective of the class) in JBS’ share capital, up to a maximum of 10% of JBS’ issued share capital at the date of the 2026 AGM. The authorization may be used for any and all purposes.

This authorization will be valid for a period of 18 months from the date of the 2026 AGM, and therefore up to and including October 30, 2027.

If adopted, this designation will replace the current designation of the Board as authorized corporate body to issue shares (irrespective of the class) in JBS’ share capital and to grant rights to subscribe for shares (irrespective of the class) in JBS’ share capital.

7.	Authorization of the Board to limit or exclude pre-emptive rights (voting item)

The Board believes that it is in JBS’ interest to be able to be flexible and react quickly, if and when deemed appropriate, to circumstances that require the issuance of shares (irrespective of the class) with a limitation or exclusion of pre-emptive rights.

In accordance with article 8.3 of the Articles of Association, it is proposed to designate the Board as the corporate body authorized to limit or exclude pre-emptive rights in connection with the issue of and/or the granting of rights to subscribe for shares (irrespective of the class) in JBS’ share capital, up to a maximum of 10% of JBS’ issued share capital at the date of the 2026 AGM. The authorization may only be used in accordance with article 8.4 of the Articles of Association.

This authorization will be valid for a period of 18 months from the date of the 2026 AGM, and therefore up to and including October 30, 2027.

11-14

If adopted, this designation will replace the current designation of the Board as the authorized corporate body to resolve on the limitation or exclusion of pre-emptive rights.

8.	Authorization of the Board to acquire Class A Common Shares (voting item)

The Board believes that it is in JBS’ interest to have the flexibility to be able to acquire Class A Common Shares in JBS’ share capital and/or BDRs, among other reasons, to enable JBS to carry out share repurchase programs if the Board considers such share repurchase programs to be in the interest of JBS and its stakeholders.

Therefore, it is proposed that, in accordance with Article 10 of the Articles of Association and without prejudice to the provisions of section 2:98 of the Dutch Civil Code, the Board is delegated the authority to resolve to acquire Class A Common Shares in JBS’ share capital and/or JBS BDRs. The authorization may be used for any and all corporate purposes, and acquisitions may be made on the market or in any other manner.

JBS may acquire Class A Common Shares and/or JBS BDRs under this authorization up to an amount equal to 10% of JBS’ issued share capital as at the date of the 2026 AGM, provided that following the acquisition JBS, together with its subsidiaries, does not hold more than 10% of JBS’ issued share capital.

The minimum price that JBS may pay for each share or JBS BDR to be acquired will be the nominal value of a Class A Common Share. The maximum price, excluding expenses (including fees to be paid to banks assisting JBS in any repurchases), that JBS may pay for each share to be acquired, will be an amount equal to 110% of the market price of a Class A Common Share or JBS BDR, as applicable.

The market price is defined as the higher of (i) the price of Class A Common Shares or JBS BDRs, as applicable, at the time of repurchase and (ii) the closing price of Class A Common Shares or JBS BDRs, as applicable, on the trading day prior to the date of acquisition, in each case on the exchange on which they are acquired (or in case of shares or JBS BDRs not acquired on an exchange, the exchange on which Class A Common Shares or JBS BDRs are traded as designated by the Board).

The Board may decide that the market price is defined as the arithmetic average of the daily VWAP (volume-weighted average price) of Class A Common Shares or JBS BDRs, as applicable, on the exchange on which they are acquired (or in case of shares or JBS BDRs not acquired on an exchange, the exchange on which Class A Common Shares or JBS BDRs are traded as designated by the Board) over a period of at least one trading day.

Any determination of prices at any exchange, as well as any foreign exchange rate where applicable, will be based on the information provided by a source selected by the Board.

12-14

This authorization will be valid for a period of 18 months from the date of the 2026 AGM, and therefore up to and including October 30, 2027.

If adopted, this authorization will replace the current authorization of the Board to repurchase shares in JBS’ share capital.

9.	Cancellation of Shares (voting item)

In order to enable the Board to implement a cancellation of shares in JBS’ share capital as may be held by JBS from time to time, it is proposed that the 2026 AGM resolve, in the manner further set out in this proposal, to cancel shares in JBS’ share capital as these may be held by JBS from time to time.

The number of shares that will be cancelled will be determined by the Board. The cancellation may be implemented by the Board in one or more tranches.

This resolution will lapse 18 months after the date of the 2026 AGM and therefore will be in effect up to and including October 30, 2027.

10.	Closing

13-14

Forward-Looking Statements

This agenda and explanatory notes (together the “AGM Agenda Materials”) contain forward-looking statements; any express or implied statements contained in the AGM Agenda Materials that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the company’s reserves and dividend policy, and the company’s future performance and the associated role of members of its senior leadership, as well as statements that include the words “expect,” “believe,” “aim,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest, increased costs for materials, and other ongoing impacts resulting from the Russia/Ukraine and the Middle East conflicts; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; our ability to maintain compliance with the continued listing requirements of the New York Stock Exchange; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands; the impact of any changes in existing or future tax regimes or regulations; and the other important factors discussed under the caption “Risk Factors” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2026 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in the AGM Agenda Materials speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in the AGM Agenda Materials, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in the AGM Agenda Materials are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction.

14-14